                         Goodwin Procter LLP

                         Counselors at Law

                         Exchange Place Boston, MA 02109

                         T: 617.570.1000

                         F: 617.523.1231

July 29, 2014

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Vascular Biogenics Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed July 16, 2014
File No. (333-196584)

Dear Ms. Long:

This letter is submitted on behalf of Vascular Biogenics Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of its Registration Statement on Form F-1 on June 6, 2014, as amended by Amendment No. 1 filed on June 25, 2014, Amendment No. 2 filed on July 16, 2014 and Amendment No. 3 filed on July 18, 2014 (the “Registration Statement”), as set forth in the Staff’s letter dated July 24, 2014 (the “Comment Letter”). The Company is concurrently filing Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are

United States Securities and Exchange Commission

July 29, 2014

sending via Federal Express four (4) copies of this letter.

General

1.	We note that certain of your existing shareholders have indicated an interest in purchasing approximately $35 million of your ordinary shares in this offering at the initial public offering price. In view of the size of the offering that existing shareholders have indicated their interest in purchasing compared to the size of the offering overall, it appears that these shareholders may be participating in the distribution of the securities. Please name these shareholders and identify them as underwriters within the meaning of Section 2(a)(11) of the Securities Act.

RESPONSE: The Company acknowledges the Staff’s comment and, following oral guidance from the Staff on July 28, 2014, the Company will not make any additional changes to the Registration Statement in response to this comment.

2.	So that investors will be able to understand the minimum amount of your ordinary shares that will enter the public market through sales to the public, as opposed to the existing shareholders, please remove the language on your prospectus cover page, and elsewhere throughout your prospectus, that gives the issuer, underwriters, and affiliated purchasers discretion to increase the affiliated purchaser purchases above the $35 million you have disclosed.

RESPONSE: The Company respectfully advises the Staff that it has revised the cover page, and pages 51, 66, 67, 147, 149 and 160 of Amendment No. 4 in response to the Staff’s comment.

3.	Please revise your disclosure that suggests that the $35 million of shares to be purchased by existing shareholders would be freely tradable after the 180-day lock-up, as well as language that suggests that these shares could be resold as control securities under Rule 144, following the expiration of the lock-up period. Please also clarify that any resale of these shares must be pursuant to an effective registration statement under the Securities Act or an applicable exemption from such registration requirement.

RESPONSE: The Company acknowledges the Staff’s comment and, following oral guidance from the Staff on July 28, 2014, the Company will not make any additional changes to the Registration Statement in response to this comment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1035.

United States Securities and Exchange Commission

July 29, 2014

Sincerely,

/s/Lawrence S. Wittenberg

Lawrence S. Wittenberg

Enclosures

cc:

Amos Ron, Vascular Biogenics Ltd.

Dror Harats, Vascular Biogenics Ltd.

Mitchell S. Bloom, Goodwin Procter LLP

Brent B. Siler, Cooley LLP

Darren K. DeStefano, Cooley LLP

Vascular Biogenics Ltd.